SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 21 March, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 21 March 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 21 March 2014

ING publishes 2013 Annual Report

ING announced today that it has published the 2013 Annual Report of ING Group. The report provides extensive information on the company and its businesses, its strategy and sustainability approach, its achievements, financial performance and governance.

The Annual Report of ING Groep N.V. as well as the Annual Reports of ING Bank N.V. and NN Group N.V. are available on the ING website (www.ing.com/annualreports). The printed version of the ING Group 2013 Annual Report will be available as of 3 April 2014. Other documents related to ING’s Annual General Meeting (AGM), including the agenda for the AGM, will be available as of 27 March 2014 on the ING website www.ing.com. The AGM will be held on 12 May 2014.

ING will also file today its Annual Report on Form 20-F for the year ended 31 December 2013 with the United States Securities and Exchange Commission (SEC). The 2013 Form 20-F is available on the ING website www.ing.com and can be downloaded from the SEC website (www.sec.gov) as of later today.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 21 March 2014